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                            EXHIBIT 99.1

NASDAQ:            OKEN

FOR RELEASE:  Immediate
DATE:         November 2, 1998
CONTACT:      Albert T. Potas, Senior Vice President
              (616) 771-1931


         OLD KENT TO LIST ON THE NEW YORK STOCK EXCHANGE

Grand Rapids, Michigan---Old Kent Financial Corporation announced today that it has filed an application to list its stock on the New York Stock Exchange
(NYSE).

Pending final approval from the NYSE, Old Kent will commence trading its shares under the symbol "OK" on December 2, 1998. Old Kent has approximately 105 million shares of common stock outstanding that are currently traded on The Nasdaq Stock Market under the symbol "OKEN".

David Wagner, Chairman, President and CEO of Old Kent Financial Corporation, stated, "Listing on the world's most recognized trading market should expose Old Kent common stock to a broader base of potential investors, improve liquidity, and offer the advantages of auction market pricing for both current and future shareholders. This action reaffirms Old Kent's commitment to shareholder value."

"We are proud to welcome Old Kent to the family of NYSE listed companies," said Richard A. Grasso, Exchange Chairman and CEO. "With a superb record of 39 consecutive years of increased earnings and 40 consecutive years of increased dividends, Old Kent has established itself as one of the finest institutions in the country. We look forward to our partnership."

Old Kent Financial Corporation is a financial services company headquartered in Grand Rapids, Michigan. Old Kent operates more than 220 full service offices in Michigan, Illinois, and Indiana and more than 125 mortgage lending offices throughout the United States. As of October 1, 1998, Old Kent had total assets of approximately $15.4 billion.